Mail Stop 4561

March 25, 2009

Charles Liang
President, Chief Executive Officer and Chairman of the Board
Super Micro Computer, Inc.
980 Rock Avenue
San Jose, CA 95131
(408) 503-8000

> **Re:** **Super Micro Computer, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **File No. 001-33383**

Dear Mr. Liang:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Overview, page 39

1.   We note that you have identified the types of key financial and non-financial indicators you use to measure your performance. Additional disclosure which

quantifies and analyzes these indicators would provide an improved understanding of your financial results. We refer you to Section III.B.1 of SEC Release 34-48960, which notes that you should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company. Please indicate to the Staff what consideration you gave to quantifying and analyzing each of your key indicators.

Critical Accounting Policies, page 42

2.   We note that you identify certain assumptions and estimates throughout your discussion of critical accounting policies. The critical accounting policies should describe how these estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us how you considered providing this enhanced disclosure in your Form 10-K as well as your Form 10-Q for the quarterly period ended December 31, 2008. For example, you should describe how you derive the factors used in the discounted cash flow model used to estimate the fair value of long-term investments and quantify a range of possible fair values for these investments depending on different input assumptions. In addition, your discussion of product warranties and inventory valuation could be enhanced to address how accurate your estimates and assumption have been in the past. In this regard, we note that you sold previously reserved inventory and made an adjustment to your accrual for product warranties during the six months ended December 31, 2008. See Section V of SEC Release 34-48960.

Results of Operations, page 45

3.   Your discussion should include disclosure of currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. You should also quantify the expected effects of any known material trends on your future results to the extent possible. For example, we note less reliance in recent years on Ablecom for serverboards and other components of your server systems, the increase in deferred revenue resulting from acceptance provisions in your customer contracts, and higher sales to China. In addition, we note from your Form 10-Q for the quarterly period ended December 31, 2008 that you experienced higher repair costs and affected a 90 day extension of your warranty period. Tell us whether any of these items are indicative of future results and the consideration given to identifying any known trends, events and uncertainties that would reasonably be expected to have a material impact on earnings. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 34-48960.

Item 8. Financial Statements and Supplementary Data, page 54

4.   Tell us where you have presented selected quarterly financial data in accordance with Item 302 of Regulation S-K. Revise accordingly.

Item 11. Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

5.   We note that your compensation discussion and analysis, summary compensation table and other executive compensation disclosures contain data for the most recent fiscal year only. Please be advised that you were required to include data for the most recent two fiscal years in your compensation discussion and analysis and summary compensation table, and that the compensation discussion and analysis and summary compensation table in your annual report on Form 10-K for the fiscal year ended June 30, 2009 should include data for the most recent three fiscal years. See SEC Release 33-8732A.

6.   We note your disclosure on page 92 that it is your philosophy to link the compensation of your executive officers to corporate performance. Please provide information responsive to sub-paragraphs (b)(v)-(b)(viii) of Item 402 of Regulation S-K, providing this information with respect to each form of compensation that was awarded. As an example, we note that you should disclose the factors that your compensation committee considered in deciding to approve increases in base salaries for your executive officers during fiscal year 2008.

7.   We note that you review data on the compensation practices of comparable technology companies in determining the compensation of your executive officers and that you reviewed publicly available peer group compensation data in structuring your compensation programs. Please identify the companies in the comparative group(s), discuss the criteria that you used to select constituents of the group(s), and describe the extent to which you considered the comparative performance of these entities and the relationship of their performance to that of your company.

8.   You state that current compensation arrangements for your executive officers are significantly below average compensation levels for similar positions at comparable companies. Please disclose in quantitative terms the extent to which the compensation levels are below average, to ensure that investors have the contextual information needed to understand how your management's compensation compares to that of the comparison group(s).

9.   We note your disclosure that for fiscal year 2008, aggregate quarterly bonuses paid to your executive officers averaged approximately 5% to 9% of base salary.

Please include a discussion of any formula you used to determine the amount of quarterly bonuses and describe the extent to which you considered whether disclosure concerning bonus or other non-equity plans under which compensation was either paid or might have been earned should have been addressed in columns (c) – (e) of the table in paragraph (d) of Item 402 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

10.   We note that you deleted the text "; and" from the end of paragraph 4(d) of your Rule 13a-14(a) certifications included here as well as in your Form 10-Qs for the quarterly periods ended September 30, 2008 and December 31, 2008. Furthermore, we note that you incorrectly reference your Form 10-Q as an "annual" report in your certifications in your Form 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008. Please note that your certifications are required to be in the exact form as required by Item 601(b)(31) of Regulation S-K. See SEC Staff Alert: Annual Report Reminders at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

11.   We note that you report the occurrence of changes in your results of operations but do not provide a narrative discussion of why those changes occur. We note as an example the 9.1% decrease in sales of server system units for the three months ended December 31, 2008 which occurred while the selling price of your server system units remained constant. Please describe the extent to which you considered the effects that recent economic conditions or other factors have had on your business operations. In addition, for applicable future filings, please consider providing a complete narrative discussion regarding the causes of any material changes in your results of operations.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief